Exhibit 1

FOR IMMEDIATE RELEASE
April 13, 2005

FOR ADDITIONAL INFORMATION PLEASE CONTACT JEAN R. HALE, CHAIRMAN, PRESIDENT, AND C.E.O., COMMUNITY TRUST BANCORP, INC. AT (606) 437-3294

Community Trust Bancorp, Inc. reports earnings for the first quarter 2005 of $8.0 million or $0.54 per share.

Earnings Summary
	1Q 2005	4Q 2004	1Q 2004
Net income (in thousands)	$7,961	$7,900	$7,280
Earnings per share	$0.54	$0.53	$0.49
Earnings per share (diluted)	$0.53	$0.52	$0.48

Return on average assets	1.18%	1.17%	1.18%
Return on average equity	13.50%	13.31%	12.97%
Efficiency ratio	59.13%	56.79%	58.53%

Dividends declared per share	$0.24	$0.24	$0.21
Book value per share	$16.02	$15.91	$15.28

Community Trust Bancorp, Inc. (NASDAQ-CTBI) is pleased to report earnings for the first quarter 2005 of $8.0 million or $0.54 per share compared to $7.3 million or $0.49 per share earned during the first quarter of 2004 and $7.9 million or $0.53 per share earned during the fourth quarter of 2004.

First Quarter Highlights

❖	The Company's basic earnings per share for the first quarter 2005 reflects an increase of 10.2% over the first quarter 2004 and 1.9% over fourth quarter 2004.

❖
The Company's decision to aggressively increase core deposits resulted in an increase in its cost of funds. With its current liquidity position, the Company continues to price competitively but not aggressively for deposit growth. The increase in cost of funds resulted in a net interest margin for the first quarter 2005 of 3.97% which was flat to prior quarter but a 12 basis point decrease from first quarter 2004.

❖	The Company’s total assets at March 31, 2005 increased 12.4% from March 31, 2004 and 2.1% from December 31, 2004.

❖
The Company experienced growth in its loan portfolio at a rate of 9.4% from March 31, 2004 and an annualized rate of 7.4% from December 31, 2004. Loan growth was primarily in commercial and residential real estate loans.

❖	Nonperforming loans of $17.9 million was a 10.9% decrease from the $20.1 million on December 31, 2004 and was flat to March 31, 2004.

❖	Net loan charge-offs decreased 59.4% from the fourth quarter 2004 and 46.5% from the first quarter 2004.

❖	Return on average assets for the quarter ended March 31, 2005 of 1.18% was relatively flat to March 31, 2004 and December 31, 2004.

❖
Our return on average shareholders' equity for the quarter ended March 31, 2005 of 13.50% was a 53 basis point increase from the quarter ended March 31, 2004 and a 19 basis point increase from prior quarter.

❖
CTBI's efficiency ratio for the three months ended March 31, 2005 increased to 59.13% from the 58.53% for the three months ended March 31, 2004 and the 56.79% for the three months ended December 31, 2004.

Balance Sheet Review

The Company’s total assets increased 12.4% to $2.8 billion at March 31, 2005. Average earning assets grew $266 million from March 31, 2004 and $48 million from December 31, 2004. The Company's loan portfolio grew at a rate of 9.4% from March 31, 2004 and at an annualized rate of 7.4% from December 31, 2004 to $1.9 billion at March 31, 2005. Total deposits and repurchase agreements of $2.3 billion at March 31, 2005 reflect a 6.2% growth over March 31, 2004 and an annualized 8.5% growth over December 31, 2004. With the Company’s current liquidity position, its deposit pricing strategy is market competitive.

Shareholders’ equity of $238.1 million on March 31, 2005 was a 5.4% increase from the $225.9 million on March 31, 2004 and an increase of 0.8% from the $236.2 million on December 31, 2004. The Company's annualized dividend yield to shareholders as of March 31, 2005 was 3.33%.

Asset Quality

Asset quality improved during the first quarter of 2005. Nonperforming loans at March 31, 2005 of $17.9 million was a 10.9% decrease from the $20.1 million at December 31, 2004 and was relatively flat to March 31, 2004.

Foreclosed properties at March 31, 2005 of $5.0 million decreased from the $6.8 million at March 31, 2004 but increased from the $4.8 million at December 31, 2004. Commercial properties account for 55% of foreclosed properties at March 31, 2005. One group of properties originally recorded in December 2003 at $3.1 million and currently being carried at $2.3 million represents the majority of this amount. The Company continues to aggressively manage the liquidation of this property. The remaining properties are residential real estate which traditionally liquidate with minimal loss.

Net loan charge-offs during the first quarter of 2005 of $0.9 million, or 0.2% of total loans, at March 31, 2005 was a 46.5% decrease from the $1.6 million, or 0.4% of total loans, at March 31, 2004 and a decrease of 59.4% from the $2.2 million, or 0.5% of total loans, at December 31, 2004.

Net Interest Income

Our net interest margin of 3.97% for the quarter ended March 31, 2005 decreased 12 basis points from March 31, 2004 but remained flat to prior quarter. During the past year, the Company’s deposit pricing was more aggressive to increase its core deposits and repurchase agreements for funding purposes, contributing to our cost of interest bearing funds increasing by 50 basis points from the first quarter 2004 and 21 basis points from the fourth quarter 2004. With its current liquidity position, the Company’s deposit strategy is to price competitively but not aggressively for deposit growth.

Noninterest Income

Noninterest income of $7.7 million for the quarter ended March 31, 2005 decreased 3.9% from the quarter ended March 31, 2004 and 6.1% from the quarter ended December 31, 2004. The following table displays the quarterly activity in the various significant noninterest income accounts.

Noninterest Income Summary
(in thousands)	1Q 2005	4Q 2004	1Q 2004
Deposit related fees	$4,047	$4,434	$4,237
Loan related fees	1,218	1,377	1,144
Mortgage servicing rights	226	83	(600)
Trust revenue	740	643	561
Gains on sales of loans	305	382	459
Securities gains	0	50	1
Other revenue	1,169	1,238	2,213
Total noninterest income	$7,705	$8,207	$8,015
Due to the current interest rate environment, the gains on sales of residential real estate loans continue to be lower than prior quarters, as customers are selecting adjustable rate and 3 and 5-year adjustable rate mortgages that are retained in the Company’s loan portfolio.

Noninterest Expense

Noninterest expense for the quarter ended March 31, 2005 of $19.2 million was a 5.6% increase from the $18.2 million for the first quarter 2004 and a 2.6% decrease from the fourth quarter 2004. The increase in noninterest expense from prior year was primarily attributable to increased personnel expense due to annual salary increases and the staffing costs of new branch locations that have come on line during the past year.

Growth of Banking Franchise

During the first quarter of 2005, the Company continued to execute its plans for growing its banking franchise through both acquisition and branching. On March 15, 2005, the Company announced that it had entered into a definitive agreement to acquire the Heritage Community Bank of Danville, Kentucky with assets of approximately $100 million. Also, on January 26, 2005, the Company opened a new branch location in Paintsville, Kentucky.

Forward-Looking Statements

Certain of the statements contained herein that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. The Company’s actual results may differ materially from those included in the forward-looking statements. Forward-looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intend," "estimate," "may increase," "may fluctuate," and similar expressions or future or conditional verbs such as "will," "should," "would," and "could." These forward-looking statements involve risks and uncertainties including, but not limited to, economic conditions, portfolio growth, the credit performance of the portfolios, including bankruptcies, and seasonal factors; changes in general economic conditions including the performance of financial markets, the performance of coal and coal related industries, prevailing inflation and interest rates, realized gains from sales of investments, gains from asset sales, and losses on commercial lending activities; results of various investment activities; the effects of competitors’ pricing policies, of changes in laws and regulations on competition and of demographic changes on target market populations’ savings and financial planning needs; industry changes in information technology systems on which we are highly dependent; failure of acquisitions to produce revenue enhancements or cost savings at levels or within the time frames originally anticipated or unforeseen integration difficulties; the adoption by the Company of an FFIEC policy that provides guidance on the reporting of delinquent consumer loans and the timing of associated credit charge-offs for financial institution subsidiaries; and the resolution of legal proceedings and related matters. In addition, the banking industry in general is subject to various monetary and fiscal policies and regulations, which include those determined by the Federal Reserve Board, the Federal Deposit Insurance Corporation, and state regulators, whose policies and regulations could affect the Company’s results. These statements are representative only on the date hereof, and the Company undertakes no obligation to update any forward-looking statements made.

Community Trust Bancorp, Inc., with assets of $2.8 billion, is headquartered in Pikeville, Kentucky and has 72 banking locations across eastern, northern, central, and south central Kentucky, 5 banking locations in southern West Virginia, 2 loan production offices in Kentucky, and 5 trust offices across Kentucky.

Additional information follows.

Community Trust Bancorp, Inc.
Financial Summary (Unaudited)
March 31, 2005
(in thousands except per share data)

	Three	Three	Three
	Months	Months	Months
	Ended	Ended	Ended
	3/31/2005	12/31/2004	3/31/2004

Interest income	$36,498	$35,459	$31,297
Interest expense	12,119	11,067	8,616
Net interest income	24,379	24,392	22,681
Loan loss provision	1,367	2,685	2,133

Securities gains	-	50	1
Gains on sales of loans	305	382	459
Deposit service charges	4,047	4,434	4,237
Trust revenue	740	643	561
Insurance commissions	97	105	65
Other noninterest income	2,516	2,593	2,692
Total noninterest income	7,705	8,207	8,015

Personnel expense	10,261	9,836	9,691
Occupancy and equipment	2,539	2,329	2,413
Amortization of core deposit intangible	145	145	145
Other noninterest expense	6,262	6,402	5,945
Total noninterest expense	19,207	18,712	18,194

Net income before taxes	11,510	11,202	10,369
Income taxes	3,549	3,302	3,089
Net income	$7,961	$7,900	$7,280

Memo: TEQ interest income	$36,895	$35,861	$31,686

Average shares outstanding	14,857	14,835	14,814
Basic earnings per share	$0.54	$0.53	$0.49
Diluted earnings per share	$0.53	$0.52	$0.48
Dividends per share	$0.24	$0.24	$0.21

Average balances:
Loans, net of unearned income	$1,920,843	$1,884,571	$1,744,992
Earning assets	2,533,552	2,485,203	2,267,432
Total assets	2,739,463	2,694,673	2,471,939
Deposits	2,158,802	2,118,994	2,056,125
Interest bearing liabilities	2,079,406	2,044,600	1,867,324
Shareholders' equity	239,124	236,050	225,769

Performance ratios:
Return on average assets	1.18%	1.17%	1.18%
Return on average equity	13.50%	13.31%	12.97%
Yield on average earning assets (tax equivalent)	5.91%	5.74%	5.62%
Cost of interest bearing funds (tax equivalent)	2.36%	2.15%	1.86%
Net interest margin (tax equivalent)	3.97%	3.97%	4.09%
Efficiency ratio	59.13%	56.79%	58.53%

Loan charge-offs	$(1,952)	$(2,839)	$(2,564)
Recoveries	1,077	683	929
Net charge-offs	$(875)	$(2,156)	$(1,635)

Market Price:
High	$32.90	$34.48	$30.00
Low	28.00	28.18	25.16
Close	28.81	32.36	30.00

	As of	As of	As of
	3/31/2005	12/31/2004	3/31/2004

Assets:
Loans, net of unearned	$1,937,285	$1,902,519	$1,770,332
Loan loss reserve	(27,509)	(27,017)	(25,151)
Net loans	1,909,776	1,875,502	1,745,181
Loans held for sale	-	-	680
Securities AFS	467,443	482,280	366,869
Securities HTM	59,752	62,671	78,890
Other earning assets	90,061	51,982	30,822
Cash and due from banks	79,627	77,598	82,510
Premises and equipment	52,559	53,111	50,108
Goodwill and core deposit intangible	63,226	63,371	63,806
Other assets	43,014	42,579	41,567
Total Assets	$2,765,458	$2,709,094	$2,460,433

Liabilities and Equity:
NOW accounts	$15,310	$15,101	$15,376
Savings deposits	601,424	602,484	602,550
CD's >=$100,000	402,508	389,011	345,967
Other time deposits	743,077	730,030	721,412
Total interest bearing deposits	1,762,319	1,736,626	1,685,305
Noninterest bearing deposits	403,537	403,792	370,298
Total deposits	2,165,856	2,140,418	2,055,603
Repurchase agreements	109,807	88,404	87,526
Other interest bearing liabilities	231,710	226,131	71,819
Noninterest bearing liabilities	20,014	17,972	19,577
Total liabilities	2,527,387	2,472,925	2,234,525
Shareholders' equity	238,071	236,169	225,908
Total Liabilities and Equity	$2,765,458	$2,709,094	$2,460,433

Ending shares outstanding	14,863	14,845	14,782
Memo: Market value of HTM Securities	$58,379	$61,947	$79,479

90 days past due loans	$3,870	$5,319	$4,980
Nonaccrual loans	13,101	13,808	11,423
Restructured loans	934	974	1,517
Foreclosed properties	5,049	4,756	6,814

Tier 1 leverage ratio	8.81%	8.78%	8.97%
Tier 1 risk based ratio	11.71%	11.82%	11.63%
Total risk based ratio	12.95%	13.07%	12.88%
FTE employees	967	954	915

Community Trust Bancorp, Inc. reported earnings for the three months ended March 31, 2005 and March 31, 2004 as follows:

	Three Months Ended March 31
	2005	2004
(in thousands except
per share information)

Net income	$7,961	$7,280

Basic earnings per share	$0.54	$0.49

Diluted earnings per share	$0.53	$0.48

Average shares outstanding	14,857	14,814

Total assets (end of period)	$2,765,458	$2,460,433

Return on average equity	13.50%	12.97%

Return on average assets	1.18%	1.18%